

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2025

Gail Peck
Chief Financial Officer
Arcosa, Inc.
500 N. Akard Street, Suite 400
Dallas, TX 75201

> **Re: Arcosa, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed February 23, 2024**
> **File No. 001-38494**

Dear Gail Peck:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing